The L.S. Starrett Company Announces Fiscal 2022 Second Quarter Results

Strong second quarter sales driven by robust customer demand across all sectors resulting in 13% growth year over year.

ATHOL, MA. – February 4, 2022 – The L.S. Starrett Company (NYSE: SCX) (“Starrett” or “the Company”) a global innovator, manufacturer and marketer of precision measuring tools, cutting tools and equipment, and high-end metrology solutions for industrial, professional, and consumer markets, today announced operating results for the quarter and six months ending December 31, 2021.
Fiscal 2022 Second Quarter Financial Highlights

•Net sales of $61.3 million were up 13% compared to the second quarter of the prior year. All areas of the business are exceeded pre-pandemic order intake levels, and backlog remained at historical high levels. Currency neutral sales were $61.7 million, representing an increase of 14.3% compared to the second quarter of the prior year.
•Gross margin for the quarter was 30.9%, down 170 basis points from the prior year as benefits from the Company’s Fiscal 2021 restructuring program were offset by accelerated cost increases across most inputs, related to the pandemic. In addition, labor shortages in North America drove significant wage increases and reduced plant utilization. In an effort to mitigate the impact of these challenges, the Company implemented price increases in the first quarter of fiscal 2022 in Brazil and the U.S. Additional price increases and surcharges on shipped orders will be implemented on a rolling basis throughout the third quarter of fiscal 2022.
•Second quarter operating income was 6.9%, compared to 11.5% reported in the second quarter of the prior year, which included a $3.2 million gain on the sale of the Mt. Airy, North Carolina facility. Non-U.S. GAAP adjusted operating income when comparing the two periods shows an improvement from 6.3% in the prior year to 6.9% for this quarter.
•In response to pandemic related supply chain challenges and transportation delays, the company has continued to operate with above normal working capital levels in order to meet strong demand, resulting in operating cash consumption and an increase in debt.
•Second quarter diluted GAAP EPS was $0.34 compared to $0.53 for the second quarter in the prior fiscal year, which included the $3.2 million gain on the sale of the company’s Mt. Airy, North Carolina facility.
See “Non-U.S. GAAP Financial Measures” below for a definition of and further explanation about the use of the term “adjusted operating income.”
Use of Non- U.S. GAAP Financial Measures

The Company uses the following non-U.S. GAAP financial measures: “currency-neutral sales,” which are sales calculated using actual exchange rates in use during the comparative prior year period to enhance the visibility of the underlying business trends excluding the impact of translation arising from foreign currency exchange rate fluctuations; and “non-US GAAP adjusted operating income,” which adjusts for restructuring costs that are reflected in one period but not the other, in order to show comparative operational performance.

The Company discusses these non-U.S. GAAP financial measures because management believes they assist investors in comparing the Company’s performance across reporting periods on a consistent basis by eliminating items that the Company does not believe are indicative of its core operating performance. Such non-U.S. GAAP financial measures assist investors in understanding the ongoing operating performance of the Company by presenting financial results between periods on a more comparable basis. Such measures should be considered in addition to, and not in lieu of, the financial measures calculated and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

References to currency-neutral sales and adjusted operating income should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP, and may not be comparable to similarly titled non-U.S. GAAP financial measures used by other companies. In evaluating these non-U.S. GAAP financial measures, investors should be aware that in the future the Company may incur expenses or be involved in transactions that are the same as or similar to some of the adjustments in this press release. The Company’s discussion of non-U.S. GAAP financial measures should not be construed to imply that its future results will be unaffected by any such adjustments. Non-U.S. GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

About The L.S. Starrett Company:
Founded in 1880 by Laroy S. Starrett and incorporated in 1929, The L.S. Starrett Company is a leading manufacturer of high-end precision tools, cutting equipment, and metrology systems for industrial, professional and consumer markets and is engaged in the business of manufacturing over 5,000 different products for industrial, professional and consumer markets. The Company has a long history of global manufacturing experience and currently operates three major global manufacturing plants. All subsidiaries principally serve the global manufacturing industrial base with concentration in the metalworking, construction, machinery, equipment, aerospace and automotive markets. The Company offers its broad array of measuring and cutting products to the market through multiple channels of distribution throughout the world. Starrett is a brand recognized around the world for precision, quality and innovation. For more information, please visit: https://www.starrett.com.
Forward-Looking Statements:
This press release may contain forward-looking statements concerning the Company’s expectations, anticipations, intentions, beliefs or strategies regarding the future. These forward-looking statements are based on its current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond its control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and other risks and uncertainties described in its Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on September 2, 2021 in the section entitled "Risk Factors," and in its other filings from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of its assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

L.S. Starrett Company
Summary of Operations
Quarter Ending and Fiscal 2022 Year to Date
December 31, 2021

	Quarter Ended 12/31/2021	Comparison to Quarter Ended 12/31/2020			Fiscal 2022 YTD 12/31/2021	Comparison Fiscal 2021 YTD 12/31/2020
(Amounts in Thousands, except income per share)		12/31/2020	$ Change	% Change		12/31/2020	$ Change	% Change
Net Sales	$ 61,318	$ 54,054	7,264	13.4%	$ 122,832	$ 103,464	19,368	18.7%
Gross Margin	18,950	17,605	1,345	0	39,095	33,177	5,918	0
as % of Net Sales	30.9%	32.6%			31.8%	32.1%
Selling, general, and administrative expenses	14,749	14,224	525	3.7%	30,762	27,615	3,147	11.4%
as % of Net Sales	24.1%	26.3%			25.0%	26.7%
Restructuring Charges	-	384	(384)	-100.0%	-	730	(730)	-100.0%
Gain on sale of building	-	(3,204)	3,204	-100.0%	-	(3,204)	3,204	-100.0%
Operating income	4,201	6,201	(2,000)	-32.3%	8,333	8,036	297	3.7%
as % of Net Sales	6.9%	11.5%			6.8%	7.8%
Other income (expense), net	(662)	(426)	(236)	55.4%	(436)	(427)	(9)	2.1%
Income before income taxes	3,539	5,775	(2,236)	-38.7%	7,897	7,609	288	3.8%
Income tax expense (benefit)	1,011	1,918	(907)	-47.3%	2,137	(364)	2,501	-687.1%
Net Income (loss)	$ 2,528	$ 3,857	(1,329)	-34.5%	$ 5,760	$ 7,973	(2,213)	27.8%
Basic income per share	$ 0.35	$ 0.54	$ (0.19)	-35.2%	$ 0.80	$ 1.13	$ (0.33)	-29.2%
Diluted income per share	$ 0.34	$ 0.53	$ (0.19)	-35.8%	$ 0.77	$ 1.10	$ (0.33)	-30.0%

L.S. Starrett Company
Consolidated, Condensed Balance Sheet
December 31, 2021

ASSETS	12/31/2021	6/30/2021
Cash	$ 9,437	$ 9,105
Accounts receivable	34,535	35,076
Inventories, net	63,874	60,572
Prepaid expenses and other current assets	14,473	14,467
Total current assets	122,319	119,220
Property, plant and equipment, net	35,851	35,992
Other Long-Term Assets	30,149	29,274
Total assets	$ 188,319	$ 184,486
LIABILITIES AND STOCKHOLDERS’ EQUITY	12/31/2021	6/30/2021
Notes payable and current maturities of long-term debt	$ 21,969	$ 15,959
Accounts payable	15,108	17,229
Other Curent Liabilities	14,737	18,501
Total current liabilities	51,814	51,689
Other Long Term Liabilities	7,384	5,600
Long-term debt, net of current portion	9,158	6,010
Postretirement benefit and pension obligations	34,778	37,652
Total Liabilities	103,134	100,951
Stockholders' Equity	85,185	83,535
Total Liabilities and Stockholders' Equity	$ 188,319	$ 184,486

L.S. Starrett Company
Adjusted Operating Income Reconciliation
Quarter Ending and Fiscal 2022 Year to Date
December 31, 2021

US GAAP to NON-U.S. GAAP Reconciliation

	Quarter Ended 12/31/2021	Comparison to Quarter Ended 12/31/2020			Fiscal 2022 YTD 12/31/2021	Comparison Fiscal 2021 YTD 12/31/2020
(Amounts in Thousands)		12/31/2020	$ Change	% Change		12/31/2020	$ Change	% Change
Net Sales, as reported	$61,318	$54,054	$7,264	13.44%	$122,832	$103,464	$19,368	18.7%
Change when converting FY22 sales in non USD functional currencies at the same exchange rates used in the comparison period	389	-	389	0.72%	(703)	-	(703)	(0.68)%
FY22 Currency Neutral Net Sales	$ 61,707	$ 54,054	7,653	14.16%	$ 122,129	$ 103,464	18,665	18.0%

US GAAP to NON-U.S. GAAP Reconciliation

	Quarter Ended 12/31/2021	Comparison to Quarter Ended 12/31/2020			Fiscal 2022 YTD 12/31/2021	Comparison Fiscal 2021 YTD 12/31/2020
(Amounts in Thousands)		12/31/2020	$ Change	% Change		12/31/2020	$ Change	% Change
Operating income, as reported	$ 4,201	$ 6,201	$(2,000)	-32.3%	$ 8,333	$ 8,036	$297	3.7%
Restructuring charges	-	384	(384)	-100.0%	-	730	(730)	-100.0%
Gain on sale of building	-	(3,204)	3,204	-100.0%	-	(3,204)	3,204	-100.0%
Adjusted operating income	$ 4,201	$ 3,381	$820	24.3%	$ 8,333	$ 5,562	$2,771	49.8%
as % of Net Sales	6.9%	6.3%		60 bps	6.8%	5.4%		140 bps

Contact:
John C. Tripp
Chief Financial Officer
(978) 249-3551
jtripp@starrett.com